Map Financial Group, inc.
80 Broad Street, Suite 2700
New York, NY 10004
(212) 629-1955

October 8, 2009

Via EDGAR
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 3010
100 F Street, N.E
Washington, DC 20549

Re:	Map Financial Group, Inc.
Registration Statement on Form S-1
File No. 333-153726

Ladies and Gentlemen:

Map Financial Group, Inc. (the “Company”), pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended, hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of its Registration Statement on Form S-1, as amended, which was declared effective by the Commission on April 17, 2009 (SEC File No. 333-153726), along with all exhibits filed thereto (the “Registration Statement”).

The Company is seeking withdrawal of the Registration Statement because of unfavorable financial conditions.  All subscriptions have been rejected, all proceeds received from subscribers and have been returned to the respective subscribers, and no securities have been sold pursuant to the Registration Statement.

The Company believes that the withdrawal of the Registration Statement would be consistent with the public interest and the protection of investors.

Accordingly, we respectfully request that the Commission grant an order for the withdrawal of the Registration Statement and declare the withdrawal effective as soon as possible.  Please fax a copy of the written order to the attention of our counsel, Hillel Tendler at Neuberger, Quinn, Gielen, Rubin & Gibber, at (410) 332-8553.

If you have any questions regarding this application, please contact Hillel Tendler at (410) 332-8552.  Thank you very much.

Very truly yours,

/s/ J. Chesky Malamud

J. Chesky Malamud
President and CEO